

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Saiid Zarrabian
Chief Executive Officer
Kintara Therapeutics, Inc.
12707 High Bluff Dr., Suite 200
San Diego, CA 92130

   Re: Kintara Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed March 24, 2021
    File No. 333-254662

Dear Mr. Zarrabian:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tom Kluck at (202) 551-3233 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Steven M. Skolnick, Esq.